Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS OF OOG TKP FPSO GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
OOG TKP FPSO GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOG TKP FPSO GmbH & Co KG and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OOG TKP FPSO GmbH & Co KG and subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
March 21, 2018

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	(unaudited)
	$	$	$
Revenues (note 6)	79,524	82,656	80,481
Vessel operating expenses (note 10b)	(23,636)	(20,430)	(15,765)
Depreciation (note 4)	(15,904)	(15,922)	(15,793)
Asset impairment	—	—	(1,351)
Income from vessel operations	39,984	46,304	47,572

Interest expense	(8,779)	(7,374)	(7,446)
Realized and unrealized gain (loss) on derivative instruments (note 8)	1,304	(135)	(805)
Other income - net	461	111	16
Net income and comprehensive income	32,970	38,906	39,337

The accompanying notes are an integral part of the consolidated financial statements.

Related party transactions (note 10)

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at December 31, 2018	As at December 31, 2017
	(unaudited)
	$	$
ASSETS
Current
Cash and cash equivalents	19,669	17,840
Accounts receivable, including non-trade of $1,206 (2017 - $1,170)	8,640	8,742
Other current assets (note 8)	896	61
Total current assets	29,205	26,643
Vessel and equipment (note 4)	295,946	311,844
Other non-current assets (notes 6 and 8)	5,758	4,362
Total assets	330,909	342,849

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	3,466	2,978
Accrued liabilities (note 5)	1,829	2,033
Due to related parties (note 10a)	537	825
Deferred revenue – current (note 6)	4,099	4,099
Current portion of long-term debt (note 7)	31,782	30,014
Current portion of derivative liabilities (note 8)	—	864
Total current liabilities	41,713	40,813
Long-term debt (note 7)	105,382	137,164
Deferred revenue – long-term (note 6)	8,541	12,640
Derivative liabilities (note 8)	—	664
Other long-term liabilities	—	70
Total liabilities	155,636	191,351
Commitments and contingencies (notes 7, 8 and 10b)
Partners’ equity (note 9)
Capital contributions	103,357	103,357
Retained earnings	71,916	48,141
Total partners’ equity	175,273	151,498
Total liabilities and partners’ equity	330,909	342,849

The accompanying notes are an integral part of the consolidated financial statements.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	(unaudited)
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	32,970	38,906	39,337
Non-cash items:
Depreciation	15,904	15,922	15,793
Unrealized gains on derivative instruments (note 8)	(1,641)	(1,968)	(2,742)
Amortization of debt issuance costs	585	695	794
Asset impairment	—	—	1,351
Change in non-cash assets and liabilities related to operating activities:
Accounts receivable	102	1,958	(1,507)
Due from/to related parties	(288)	451	(13)
Other current and non-current assets	1,086	1,488	608
Accounts payable	488	289	1,110
Accrued liabilities	(202)	(312)	(448)
Deferred revenue	(4,099)	(4,183)	(4,861)
Other long-term liabilities	(70)	18	52
Net operating cash flow	44,835	53,264	49,474

FINANCING ACTIVITIES
Scheduled repayments of long-term debt (note 7)	(30,600)	(29,250)	(27,750)
Cash distributions paid by the Partnership (note 9)	(12,400)	(23,200)	(14,412)
Net financing cash flow	(43,000)	(52,450)	(42,162)

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(6)	(2)	(4,890)
Net investing cash flow	(6)	(2)	(4,890)

Increase in cash and cash equivalents	1,829	812	2,422
Cash and cash equivalents, beginning of the year	17,840	17,028	14,606
Cash and cash equivalents, end of the year	19,669	17,840	17,028

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental cash flow information (note 11)

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands of U.S. Dollars)

	Capital Contributions	Retained Earnings	Total Limited Partners’ Equity
	$	$	$
Balance as at December 31, 2015	103,357	7,510	110,867
Net income and comprehensive income	—	39,337	39,337
Distributions (note 9)	—	(14,412)	(14,412)
Balance as at December 31, 2016	103,357	32,435	135,792
Net income and comprehensive income	—	38,906	38,906
Distributions (note 9)	—	(23,200)	(23,200)
Balance as at December 31, 2017	103,357	48,141	151,498
Net income and comprehensive income	—	32,970	32,970
Accounting policy change (note 2)	—	3,205	3,205
Distributions (note 9)	—	(12,400)	(12,400)
Balance as at December 31, 2018 (unaudited)	103,357	71,916	175,273

The accompanying notes are an integral part of the consolidated financial statements.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

1.	Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These consolidated financial statements reflect the financial position, results of operations and cash flows of OOG TKP FPSO GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly-owned subsidiaries (collectively, the Partnership). All significant intercompany balances and transactions have been eliminated upon consolidation. The following entities are wholly-owned subsidiaries of OOG TKP FPSO GmbH & Co KG:

Name of Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
OOG-TKP Producao de Petroleo Ltda.	Brazil	100%
OOG-TKP Operator Holdings Ltd.	Cayman Islands	100%

The Partnership’s operations comprise of the ownership, day-to-day operation and charter of the floating, production, storage and offloading unit Cidade de Itajai (or the FPSO Unit) to Petrobras Brasileiro S.A. for nine years with a contract end date of February 8, 2022, renewable for up to another six years at the option of the charterer. The FPSO unit commenced operations on February 8, 2013. Petrobras Brasileiro S.A. is the sole customer of the Partnership accounting for 100% of the revenue.

OOG-TKP FPSO GmbH & Co KG is owned 50% by Tiro Sidon UK L.L.P., a wholly-owned subsidiary of Teekay Offshore Partners L.P., and 50% by OOG FPSO GmbH, a wholly-owned subsidiary of Ocyan S.A. (or Ocyan). Teekay Offshore Partners L.P. purchased its 50% interest in the Partnership from Teekay Corporation on June 10, 2013.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains or losses are reflected separately in the consolidated statements of income in Other income - net.

Revenues and operating expenses

FPSO Contract

Revenues from floating, production, storage and offloading (or FPSO) contracts that are fixed on or prior to the commencement of the contract are recognized by the Partnership on a straight-line basis daily over the term of the contract. Revenue or penalties from performance-based metrics, such as production tariffs, are recognized as incurred. Contract liabilities relating to amounts invoiced that will be earned in subsequent periods are presented in the consolidated balance sheets as deferred revenue - current and long-term. Revenue is presented net of taxes of $1.6 million during 2018, $1.7 million during 2017 and $1.6 million during 2016.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred except when the Partnership incurs pre-operational costs related to the repositioning of a vessel or offshore unit that relates directly to a specific customer contract, that generates or enhances resources of the Partnership that will be used in satisfying performance obligations in the future, and where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract. The unamortized deferred cost is presented in other non-current assets in the consolidated balance sheets.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered. There is no allowance for doubtful accounts recorded as at December 31, 2018 and 2017.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Vessel and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership's customers are capitalized.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over the vessel’s estimated useful life, less an estimated residual value. With the exemption of the anchors and mooring lines, which are depreciated using an estimated life of 18 years, depreciation is calculated using an estimated useful life of 25 years for the FPSO Unit, from the date the vessel is delivered from the shipyard.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including bank fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan facility to interest expense using an effective interest rate method. Debt issuance costs are presented as a reduction from the carrying amount of that debt liability, unless no amounts have been drawn under the debt liability or the debt issuance costs exceed the carrying value of the related debt liability, in which case the debt issuance costs are presented as other non-current assets.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies and is designated for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 was adopted by the Partnership January 1, 2018, and has been applied, at the Partnership’s option, as a cumulative-effect adjustment as of the date of adoption. The Partnership incurs pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs are deferred and amortized over the duration of the customer contract. The Partnership previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the impact of increasing operating expenses by $0.8 million for the year ended December 31, 2018, as well as increasing other non-current assets and equity by $2.4 million as at December 31, 2018. The cumulative increase to opening equity as at January 1, 2018 was $3.2 million.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019,

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership has elected to use this new optional transition approach. The Partnership will adopt ASU 2016-02 on January 1, 2019. The Partnership is still evaluating the effect of this adoption, if any.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair values of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair value of the Partnership’s variable-rate long-term debt is estimated using a discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis and non-recurring basis, as well as the estimated fair value of the Partnership's financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(unaudited)	(unaudited)
		$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	19,669	19,669	17,840	17,840
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	102	102	(1,965)	(1,965)

Other:
Long-term debt (note 7)	Level 2	(137,164)	(137,907)	(167,178)	(168,365)

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

4.	Vessel and Equipment

	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Balance, December 31, 2016	387,014	(59,250)	327,764
Additions	2	—	2
Depreciation	—	(15,922)	(15,922)
Balance, December 31, 2017	387,016	(75,172)	311,844
Additions	6	—	6
Depreciation	—	(15,904)	(15,904)
Balance, December 31, 2018 (unaudited)	387,022	(91,076)	295,946

5.	Accrued Liabilities

	December 31, 2018	December 31, 2017
	(unaudited)
	$	$
Interest	1,819	1,596
Interest rate swaps (note 8)	10	437
	1,829	2,033

6.	Revenue

The Partnership’s sole source of revenue is chartering its FPSO Unit to Petrobras Brasileiro S.A. (see note 1).
Contract Liabilities

The FPSO Unit contract results in a situation where the Partnership is entitled to a lump sum amount due upon commencement of the contract for performance to be provided in the following periods. These receipts are recognized as a contract liability and are presented as deferred revenue - current and long-term until performance is provided. The following table presents the contract liabilities on the Partnership's consolidated balance sheets associated with the long-term charter arrangement from the FPSO Unit contract with its customer.

	December 31, 2018	January 1, 2018
	(unaudited)	(unaudited)
	$	$
Contract liabilities
Current	4,099	4,099
Non-current	8,541	12,640
	12,640	16,739

During the year ended December 31, 2018, the Partnership recognized revenue of $4.1 million that was included in the contract liability on January 1, 2018.
Contract Costs

The Partnership incurred pre-operational costs that related directly to the FPSO unit contract, that generated or enhanced resources of the Partnership that were used in satisfying performance obligations in the future, whereby such costs were expected to be recovered via the customer contract. These costs include costs incurred to mobilize the FPSO Unit to the oil field, pre-operational costs incurred to prepare for commencement of operations of the FPSO Unit and costs incurred to reposition the vessel to the location where the charterer took delivery of the vessel. Such deferred costs are amortized into vessel operating expenses over the duration of the customer contract. Amortization of such costs for the Partnership was $1.8 million and $1.1 million, respectively, for the years ended December 31, 2018 and 2017.

As at December 31, 2018 and December 31, 2017, the Partnership recognized contract costs of $5.7 million and $4.3 million, respectively, as other non-current assets on its consolidated balance sheets.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

7.	Long-Term Debt

	December 31, 2018	December 31, 2017
	(unaudited)
	$	$
U.S. Dollar denominated debt due through October 2021	138,150	168,750
Less debt issuance costs	(986)	(1,572)
Total debt	137,164	167,178
Less current portion	(31,782)	(30,014)
Long-term portion	105,382	137,164

As at December 31, 2018, the Partnership had one loan facility, which reduces over time with semi-annual payments and matures in October 2021. As of December 31, 2018, the loan facility had remaining semi-annual payments ranging from $15.8 million to $17.6 million and a bullet amount of $54.0 million owing upon maturity. This loan is collateralized by a first-priority mortgage on the FPSO Unit, together with other related security.

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2018, the margin was 2.45% (December 31, 2017 - 2.15%). The effective interest rate on the Partnership’s loan facility as at December 31, 2018 was 4.74% (December 31, 2017 - 3.65%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 8).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2018 are $32.3 million (2019), $34.4 million (2020) and $71.5 million (2021).

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on the FPSO Unit. The Partnership’s loan facility requires the Partnership maintain a debt service coverage ratio for each of the two prior six-month periods of greater than 1.1. As at December 31, 2018, the Partnership was in compliance with all covenants of this loan facility.

8.	Derivative Instruments

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as hedges of floating-rate debt in the consolidated financial statements. As at December 31, 2018, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	123,421	102	2.6	2.63

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2018 was 2.45%.

(2)	Notional amount reduces semi-annually in amounts ranging from $15.8 million to $17.6 million.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s consolidated balance sheets.

	Accrued Liabilities	Other Current Assets / Current Portion of Derivative (Liabilities)	Other Non-Current Assets / Derivative Assets (Liabilities)	Total
	$	$	$	$
December 31, 2018 (unaudited)	(10)	103	9	102
December 31, 2017	(437)	(864)	(664)	(1,965)

Realized and unrealized gains or losses on interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income. The net effect of the gain (loss) on these interest rate swap agreements on the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)
	$	$	$
Realized loss	(337)	(2,103)	(3,547)
Unrealized gain	1,641	1,968	2,742
Total realized and unrealized gain (loss) on derivative instruments	1,304	(135)	(805)

The Partnership is exposed to credit loss in the event of non-performance by the six counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

9.	Partner's Equity

OOG TKP FPSO GmbH & Co KG is a limited partnership which was formed in June 2011. Tiro Sidon UK LLP and OOG Tiro & Sidon GmbH each have a 50% interest in OOG TKP FPSO GmbH & Co KG and are the limited partners of the Partnership. The Partnership’s General Partner is OOG-TKP FPSO GmbH. The Partnership’s Limited Partners also have a 50% interest in the General Partner. Tiro Sidon UK LLP is a wholly-owned subsidiary of Teekay Offshore Partners L.P. Brookfield Asset Management Inc. is the ultimate parent company of both Teekay Offshore Partners L.P. and Tiro Sidon UK LLP. Ocyan S.A. (or Ocyan) is the ultimate parent company of OOG Tiro & Sidon GmbH.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits and losses nor assets of the Partnership. However, the General Partner receives an amount equal to 10% of its registered share capital as compensation for managing and representing the Partnership. The registered capital of the Partnership is two thousand euros. The Limited Partners are expressly excluded from managing or representing the Partnership.

During April and November 2018, the Partnership declared and paid distributions of $9.4 million and $3.0 million respectively, to the Partnership's Limited Partners. During April, May and October 2017, the Partnership declared and paid distributions of $11.0 million, $3.0 million and $9.2 million, respectively, to the Partnership’s Limited Partners. During April and October 2016, the Partnership declared and paid distributions of $7.0 million and $7.4 million, respectively, to the Partnership’s Limited Partners.

OOG TKP FPSO GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

10.	Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

	December 31, 2018		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
	(unaudited)	(unaudited)
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	—	299	—	548
Ocyan S.A.	—	138	—	265
OOG-TKP FPSO GmbH	—	80	—	—
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	—	20	—	12
	—	537	—	825

(1)	A company jointly owned and controlled by wholly-owned subsidiaries of Teekay Offshore Partners L.P. and Ocyan S.A.

(2)	A wholly-owned subsidiary of Teekay Offshore Partners L.P.

b.
The Partnership has entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay Offshore Partners L.P. and Ocyan, or entities jointly controlled by Teekay Offshore Partners L.P. and Ocyan. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)
	$	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	2,239	2,154	1,807
Vessel operating expenses - Ocyan S.A.	1,196	—	1,261
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	190	—	166
Vessel operating expenses - OOG-TKP FPSO GmbH	81	—	78

11.	Supplemental Cash Flow Information

Cash interest paid on long-term debt during the years ended December 31, 2018, 2017 and 2016 totaled $7.0 million, $6.8 million, and $6.4 million, respectively.

Income taxes paid during the years ended December 31, 2018, 2017 and 2016 totaled $1.7 million, $2.2 million and $1.8 million, respectively.

12.	Operating Lease

As at December 31, 2018, the minimum scheduled future amounts in the next five years to be received by the Partnership for the lease and non-lease elements under the existing charter for the FPSO Unit is approximately $75.3 million (2019), $76.1 million (2020), $76.3 million (2021) and $7.9 million (2022).

Minimum scheduled future revenues do not include revenue generated from unexercised option periods of contracts that existed on December 31, 2018, or variable or contingent revenues. Therefore, the minimum scheduled future amounts should not be construed to reflect total charter hire revenues for any of the years. In addition, the minimum scheduled future amounts to be received do not reflect estimated off-hire time. Actual off-hire time may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in U.S. dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the U.S. dollar at the time that the amounts are recognized in the consolidated financial statements.